SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29867; 812-13935]

Genesis Capital, LLC and Northern Lights Fund Trust; Notice of Application

November 21, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule
18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into
and materially amend subadvisory agreements without shareholder approval.

Applicants: Genesis Capital, LLC ("Genesis Capital" or the "Adviser") and Northern
Lights Fund Trust (the "Trust").

Filing Dates: The application was filed on August 3, 2011, and amended on November 14,
2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by writing to
the Commission's Secretary and serving applicants with a copy of the request, personally
or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on
December 16, 2011, and should be accompanied by proof of service on the applicants, in
the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should
state the nature of the writer's interest, the reason for the request, and the issues contested.
Persons who wish to be notified of a hearing may request notification by writing to the
Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Genesis Capital, 7191 Wagner Way N.W.,

Suite 302, Gig Harbor, WA 98335; Trust: 4020 South 147th Street, Omaha, NE 68137.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826,

or Dalia Osman Blass, Assistant Director, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-

end management investment company and as of November 9, 2011 was comprised of 123

individual registered series, including the SCA Absolute Return Fund and the SCA

Directional Fund (the "Absolute Return Fund" and "Directional Fund", respectively, and

together, the "SCA Funds"), and 10 additional series that are in registration. The SCA

Funds do not currently employ unaffiliated investment subadvisers (each, a "Subadviser"),

but anticipate doing so in the future.[1] Genesis Capital, a Washington limited liability

---

[1] Applicants also request relief with respect to any existing or future series of the Trust and any
other existing or future registered open-end management investment company or series thereof
that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common
control with the Adviser or its successors (included within the term "Adviser"); (b) uses the
manager of managers structure ("Manager of Managers Structure") described in the application;
and (c) complies with the terms and conditions of the application (together with the SCA Funds,
the "Funds" and each, individually, a "Fund"). For the purposes of the requested order,
"successor" is limited to those one or more entities that would result from a reorganization into

company, is, and each other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Genesis Capital serves as the investment adviser of the Absolute Return Fund and Directional Fund, and an Adviser will serve as investment adviser to each future Fund, pursuant to investment advisory agreements ("Advisory Agreements"). The SCA Funds' Advisory Agreements were approved by the Trust's board of trustees (together with the board of directors or trustees of any other Fund, the "Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees") and will be approved by the initial shareholder of the Absolute Return Fund and Directional Fund, respectively, upon commencement of each respective Fund's operations.

2.   Under the terms of the SCA Funds' Advisory Agreements, the Adviser is responsible for the overall management of the Absolute Return Fund's and Directional Fund's business affairs and selecting investments according to their respective investment objectives, policies and restrictions. For the investment management services that it provides to those Funds, the Adviser receives the fee specified in the Advisory Agreements. The Advisory Agreements also permit the Adviser to retain one or more subadvisers for the purpose of managing the investments of all or a portion of the assets of the Absolute Return Fund and Directional Fund. Pursuant to this authority, the Adviser may enter into investment subadvisory agreements with Subadvisers to provide investment

another jurisdiction or a change in the type of business organization. All existing entities that currently intend to rely on the requested order are named as applicants, and the Absolute Return Fund and Directional Fund are the only series that currently intend to rely on the requested order. If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.

advisory services to the Absolute Return Fund and Directional Fund, respectively (such agreements with Subadvisers, "Subadvisory Agreements"). Each Subadviser will be registered as an investment adviser under the Advisers Act. The Adviser will supervise, evaluate and allocate assets to the Subadvisers, and make recommendations to the Board about their hiring, retention or release, at all times subject to the authority of the Board. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory Agreement.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds ("Affiliated Subadviser").

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of securities in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions

from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard.

3. Applicants assert that the shareholders expect the Adviser and the Board to select the Subadvisers for the Funds that are best suited to achieve each Fund's investment objective. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is substantially equivalent to that of the individual portfolio managers employed by the Adviser. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreements and any Subadvisory Agreement with an Affiliated Subadviser will remain subject to section 15(a) of the Act and rule 18f-2 under the Act, including the requirement for shareholder voting.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure

contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2. Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3. Within 90 days of the hiring of a new Subadviser, shareholders of the affected Fund will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this obligation, each Fund will provide shareholders within 90 days of the hiring of a new Subadviser an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934.

4. The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6. Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a

separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary